UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

____________________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Notice of Voting Results of Annual General Meeting held on August 6, 2025

Item 1

NOTICE OF VOTING RESULTS OF
ANNUAL GENERAL MEETING HELD ON 6 AUGUST 2025
GEOPARK LIMITED

Bogota, Colombia – 6 August 2025 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, hereby announces the voting results of its Annual General Meeting of Shareholders (the “Meeting”), which was originally convened on 30 July 2025 and, due to lack of quorum, was adjourned and held on 6 August 2025 at 10:00 a.m. local time at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, in accordance with the Company’s Bye-laws.

At the Meeting, the required quorum was present in accordance with the Company’s Bye-laws, and the following proposals were approved by the required majority of votes cast:

1. To re-elect Sylvia Escovar as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
20,716,000	1,983,063	232,853

2. To re-elect James F. Park as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
21,229,834	1,479,236	222,846

3. To re-elect Robert A. Bedingfield as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
21,182,274	1,520,489	229,153

4. To re-elect Brian F. Maxted as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
21,215,646	1,488,281	227,989

5. To re-elect Carlos E. Macellari as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
21,142,581	1,562,022	227,313

6. To re-elect Constantin Papadimitriou as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
20,579,755	2,120,951	231,210

7. To re-elect Marcela Vaca as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
20,907,259	1,794,818	229,839

8. To re-elect Somit Varma as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
19,797,682	2,906,195	228,039

9. To elect Felipe Bayon as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
22,415,170	311,117	205,629

10. To appoint Ernst & Young Audit S.A.S. (a member of Ernst & Young Global) as external Auditors of the Company for the fiscal year ending December 31, 2025, to hold office until the close of the next Annual General Meeting.

For	Against	Abstain
22,479,993	251,496	200,427

11. To authorize the Audit Committee to fix the remuneration of the Auditors of the Company.

For	Against	Abstain
22,084,811	621,737	225,368

For further information, please contact:

INVESTORS:

Maria Catalina Escobar
mscobar@geo-park.com
Shareholder Value and Capital Markets Director

Miguel Bello
mbello@geo-park.com
Market Access Director

Maria Alejandra Velez
mvelez@geo-park.com
Investor Relations Leader

MEDIA:

Communications Department
communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: August 6, 2025